John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 14, 2011

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On March 31, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 30 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 31 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of adding three new series portfolios to the Trust – the Cloud Capital Strategic Long Cap Fund, Cloud Capital Strategic Mid Cap Fund, and the Cloud Capital Strategic Small Cap Fund (each a “Fund” and collectively, the “Funds”).

On May 11, 2011, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Subsequent to the submission of this letter, which I am submitting to you in a correspondence filing, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing will be made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summaries – Fees and Expenses of the Fund

1.	Comment:
In the first sentence of this section with respect to each Fund, please specify the share class to which the fees and expenses relate.  Additionally, for Class A shares, please include the Form N-1A required language on sales charge discounts.

Response:                                The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
June 10, 2011

2.	Comment:	With respect to the following headings “Shareholder Fees,” “Annual Fund Operating Expenses,” and “Expense Example” in the summary section of the prospectus for each Fund, please use bold text.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summaries – Principal Investment Strategies

3.	Comment:	In the first paragraph of this section with respect to each Fund, please include the capitalization of the applicable indices.

Response:	The Trust has revised the disclosure as you have requested.

4.	Comment:	In the second paragraph, please provide details on each metric, e.g., rebalancing models, quantitative and qualitative metrics.

Response:	The Trust has revised the disclosure as you have requested.

5.	Comment:	In the third paragraph, please disclose, if appropriate, that the Funds invest in emerging markets securities.

Response:	The Trust has revised the disclosure as you have requested.

Additional Information about Each Fund’s Principal Investment Strategies and Related Risks

6.	Comment:	Consider moving a portion of the third paragraph to the summary section.

Response:	The Trust has revised the disclosure as you have requested.

Distribution Plan

7.	Comment:	Please move the discussion on the Distribution Plan to below the discussion on “Tax-Sheltered Retirement Plans.” (Comment relates to Class A Shares only).

Response:	The Trust has revised the disclosure as you have requested.

Other Purchase Information

8.	Comment:	Please revise the disclosure of this section so that it does not imply that a shareholder may not redeem their shares for 15 calendar days.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
June 10, 2011

Determination of Net Asset Value

9.	Comment:
Please revise this section pursuant to Instruction 2 of Item 11(a)(3) of Form N-1A to add disclosure on securities that are traded on foreign exchanges and that may trade on days on which the Funds are not open (i.e., that the Funds’ net asset value may change on days when the Funds are not open to take purchase and redemption orders).

Response:	The Trust has revised the disclosure as you have requested.

Management of the Funds

10.	Comment:	If the investment adviser has not managed a mutual fund, please add disclosure to this effect under each Fund’s principal risk section.

Response:	The Trust has revised the disclosure as you have requested.

*                      *                       *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively